Exhibit 1.2

Brad:

Choice Hotels went public on Tuesday with its nearly $8 billion bid to buy Wyndham Hotels and Resorts after negotiations fell through previously. Wyndham’s board rejected the offer unanimously, calling it underwhelming. Yahoo Finance executive editor, Brian Sozzi, has the latest on this. Brian, take it away.

Brian Sozzi:

All right, thanks so much, Brad. Yes, joining us now is Choice Hotel’s president and CEO, Patrick Pacious. Patrick, great to see you here. So the vibe on the street a couple of days after you made this offer for larger rival, Wyndham, is that this is now a hostile situation. My question to you, do you see this as a hostile situation?

Patrick Pacious:

No, we don’t, Brian, and thanks for having us on. After six months of dialogue, we really thought we were making progress with the Wyndham team in the early part of September where we offered them to really come in and look at our books in a one-way NDA, which is pretty unique, to really get over some of their initial concerns. And really, at the end of September, they decided to disengage.

And so by bringing our proposal public, which we think is very friendly to shareholders, very friendly to franchisees, both businesses or franchise companies, it really gives us the opportunity to explain our offer to a larger group of stakeholders and hopefully get a constructive engagement with Wyndham going, again, to really drive what I think could be a really value-creating opportunity for their shareholders, our shareholders, and both sets of companies’ franchisees.

Brian Sozzi:

So Patrick, this really blew up on Tuesday, lots of focus on the deal. In the hours since, have you heard from Wyndham?

Patrick Pacious:

Not directly. They put out their comments on why they disengaged. And again, I think the areas of disagreement are all resolvable through constructive engagement, and so we’re hopeful that through the conversations we’re having with their shareholders, with their franchisees, and I’m sure we’ll be back in touch with them, we would hope to get back to the table and have constructive engagement to really put together, I think, a company where both of us are better together and is really a pro-competitive, pro-shareholder and pro-franchisee opportunity for everybody involved.

Brian Sozzi:

There really is a good bit of shareholder overlap. Vanguard, BlackRock, a lot of big institutions invested in both your companies. Those companies and many others have long viewed hotels as a really good bet. Have you started sounding out some Wyndham shareholders to see if they would support your deal ultimately?

Patrick Pacious:

Absolutely. We’ve been engaged in those conversations in the last two days. It’s one of the benefits of making our proposal public, is it allows us to now engage that set of stakeholders. And everybody sees the strategic rationale, and I think a lot of our shareholders, their shareholders, particularly the ones you mentioned, Brian, that overlap, would like to see a deal get done. And the way that happens is we return to the negotiating table and have some constructive engagement.

Brian Sozzi:

Is it fair to say the ball is in now Wyndham’s court? Just given what you just said about shareholders supporting what you have put forth, is Wyndham... They have to come back to the table, it sounds like. No?

Patrick Pacious:

Well, that’s up to them, and I’m not going to speculate how they may take this forward. We’re in this, we’re determined, we’re disciplined. If it takes a long time to get back to the table, we’re willing to put in the time and the effort to do that. We’ve got great advisors on our side. I know they do as well. And so I think when you get right down to the brass tacks, there’s a real opportunity here that everybody sees. And so getting back to the table is really what we would hope they would be willing to do, and we’re certainly willing to work on our end to make that happen.

Brian Sozzi:

Do you foresee a proxy battle?

Patrick Pacious:

Look, we’re well advised. We know what the options are. As I said, I think constructive engagement is probably the right path forward here, but everything is on the table. This makes so much sense for their shareholders and ours, for their franchisees and ours, that I think getting to the table and doing this in a more constructive manner makes a lot more sense.

Brian Sozzi:

And Patrick, I’ve been doing this for a while. I’ve covered a lot of deals. I have to say I was surprised by how Stephen Holmes, the chairman and former CEO of Wyndham came out against your company in a very long presentation talking about underwhelming sales, underwhelming margins. State your case. Why is Choice Hotels better fundamentally than Wyndham?

Patrick Pacious:

Brian, I can start with the earnings multiple. We have had a two to three times earnings multiple above theirs for the past five years since they’ve been a standalone company. The market has spoken, our business is a higher growth business. And their math is simply wrong. We offered, as I said earlier, on the 5th of September, to do a unique one-way NDA, “Come in and let us show you the value of our company.” They actually sent over a diligence list. We returned it. And that’s why we were so surprised three weeks later that they disengaged. They didn’t want to see the real map.

And so that’s really what we’re hoping is that they would come to the table. Our offer still stands. If they want to come in and look at our books, we’re happy to share that with them, to really demonstrate that our value of our stock is significant. And that, as a key part of the component here, is really beneficial for Wyndham shareholders. We’ve heard that from some of our overlapping shareholders. They want to be participants in the combined company on a go-forward basis.